UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41313

BROOKFIELD BUSINESS CORPORATION

(Translation of registrant’s name into English)

250 Vesey Street, 15th Floor

New York, NY 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Corporation’s registration statement on Form F-3 (File No: 333-273180).

EXHIBIT LIST

Exhibit	Title
99.1	Material Change Report dated October 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

Date: October 3, 2025	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director